Exhibit 99.4

Interview published in the El Comercio newspaper on November 19, 2019

(English language translation)

After testifying in a prosecutor's office for the first time, the chairman of the board of directors of Credicorp Ltd., Dionisio Romero Paoletti, told this newspaper details of how his company and his family contributed to the electoral campaign of Keiko Fujimori in 2011 and 2016. He also reported that he contributed to the Pedro Pablo Kuczynski 2016 campaign.

- Was it Keiko Fujimori who knocked on the door or was it you who solicited her?

No, she did not ask us for anything. Rather, what we looked for was which party could fight [Ollanta Humala] in the 2011 elections. And according to the polls, it was Fuerza 2011. That is why we decided to support the party led by Keiko Fujimori.

- Who was the first contact in the political party?

Since I had no contact with Mrs. Fujimori, I asked my lifelong friend Martín Pérez to put us in contact because he did know her. I asked him to put us in contact and coordinate the meetings, which were at his house. I remember that there was a first meeting where I told Mrs. Fujimori, I think Mr. [Jaime] Yoshiyama was there too, that we wanted to support her candidacy.

- Did she put any conditions on receiving the money?

No, none.

- Or did you put conditions on the money?

We had nothing to ask for. Just being able to ensure that chavismo did not take control of the country was going to be more than enough for us. That was already a triumph. I do not remember Mrs. Fujimori's exact words but it was understood that she would accept support from us.

- She set the amount of $3.65 million?

No. Moreover, the amount was not even fixed at the beginning, it was determined later as we saw how the campaign progressed and how the candidate financed by Venezuela rose in the polls.

- You have said that it was in cash. How was the delivery of the money?

I don't remember the exact number of meetings we had, it may have been six or seven [equal number of deliveries]. Keiko was not necessarily at all. But certainly one of them [Keiko or Yoshiyama] had to be there in order to give them the money.

- In what did you give it to them?

In a briefcase.

- Keiko Fujimori did not say ‘we better put the money in the bank’ for the sake of transparency?

No. I decided that it would be in cash to maintain confidentiality, because I was very afraid of reprisals that could have occurred if a chavista candidate won. We had seen how they treat businessmen and Chávez's opponents in Venezuela. I feared that there would be retaliation against the companies I lead and against my family.

- How did that contribution figure into the balance sheet of the company?

The money was properly accounted for in Credicorp and those accounts have been audited by EY. I do not know what the accounting entry says, I'm not an accountant.

- In the donations item?

I don't know the exact entry, but I imagine that for the amount. Let’s see, it is certainly a very high amount, but it must be considered that Credicorp’s expenses total more than two billion dollars, so relative to Credicorp expenses this does not reach 0.2%. I don't know if there is an entry for such a small item of expenses in relation to the corporation's expenses. It may have been labeled for example various expenses or something.

- If you had not been summoned by prosecutor José Domingo Pérez, surely you would not have disclosed this contribution.

Well, my board of directors already knew about it. Not necessarily today, but eventually I would have said it, yes.

- Do you know of other businessmen who have donated?

No, I do not know. At that time, many of us were very worried about what could happen to the future of our country. But everyone made their own decision.

- Surely there will be those who question why you reveal this when it is pending in the Constitutional Court whether Keiko Fujimori’s preventive detention is annulled. Some may think that this will harm her.

Look, my objective here is not to harm anyone, it is only to explain why these contributions were given, both in 2011 and 2016, and the context in which they were given, which seems very important to me. As for my subpoena in the prosecution, that was predetermined several weeks ago.

- Others will say that it is a lifesaver because now she could insist that her campaign was not financed by Odebrecht but that it was Credicorp's money, which is of legal origin.

Let's see, the reason I'm here is to explain why these contributions were made. The rest, I don't handle it.

- What other presidential campaigns has the Credicorp group funded?

In 2016 we also contributed to the campaign of Peruanos por el Kambio. We had decided that these decisions were to be made within an official body, that is the Executive Committee, which at the request of the PPK group decided to contribute 180 UIT [Tax Unit] in total, 60 UIT from Banco de Crédito, 60 UIT from Mibanco and 60 UIT from Pacífico Seguros. But from the side of my family, we as individuals decided to support Fuerza Popular, on that occasion with $450,000 of the family's own funds.

- What would you say to the clients with accounts at the Banco de Crédito, who for example, are saying online 'now I know where the interest that I pay goes', 'what they charge me to replace a card'?

I would say that this is not the money of those with savings or current accounts, the money that has been contributed to these campaigns is money from the shareholders. And I would say that in reality the objective and what I had in mind with these contributions was rather to defend the interests of the employees and shareholders. We wanted to defend this heritage that we had from the risk of the country going in the direction Venezuela has gone.